FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F |X|    Form 40-F |_|

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                 Yes |_|    No |X|

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         a press release of Huaneng Power International, Inc.(the
"Registrant") about entering into an Entrusted Management Agreement with Huaneng Group, made by the Registrant in English on April 11, 2005.

                                [HUANENG LOGO]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
        Entered into Entrusted Management Agreement with Huaneng Group

(Beijing, China, April 11, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] entered into an Entrusted Management Agreement (the "Agreement") with Huaneng Group today. Under the Agreement, Huaneng Group will be entrusted to manage certain affairs of Sichuan Huaneng Hydro Power Development Limited Liability Company (the "Sichuan Hydro Power") and the management fee totals RMB2.42 million, of which 60% will be paid by the Company according to its equity interest in Sichuan Hydro Power. The management fee was determined on an arm's length basis.

The Company acquired a 60% equity interest of Sichuan Hydro Power in 2004 from Huaneng Group, which is an indirect controlling shareholder of the Company. Sichuan Hydro Power is a company engaged in developing, investing in, constructing, operating and managing hydro power as well as power generation. The Company entered into the Agreement with Huaneng Group in order to utilize and benefit from the extensive experience and resources of Huaneng Group in managing hydro power plants.

Under the Agreement, the services to be provided by Huaneng Group will include, among others, the management of project development, power sales, production, construction, human resources and certain administrative affairs, but will not include the management of financial, auditing and changes in equity and assets related matters. Under the Agreement, the management fee to be paid by the Company to Huaneng Group is determined based on such factors as management costs, risk premium and profit and is subject to certain adjustments pursuant to a formula based on these factors. The term of the Agreement is one-year but will be automatically renewed unless either party opposes to such renewal. The Agreement may be terminated by either party upon the occurrence of certain events specified in the Agreement.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns 16 operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                     Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.                Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                     Tel: (852) 2520 2201
Fax: (8610) 6649 1860                            Fax: (852) 2520 2241
Email:ir@hpi.com.cn

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.


                          By  /s/ Huang Long
                            --------------------------------
                          Name:    Huang Long
                          Title:   Company Secretary


Date:     April 11, 2005